TRANSGLOBE ENERGY CORPORATION ANNOUNCES
TERMINATION OF THE ARRANGEMENT AGREEMENT WITH CARACAL ENERGY INC. AND
REINTRODUCTION OF THE PREVIOUSLY ANNOUNCED DIVIDEND

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, April 14, 2014 – TransGlobe Energy Corporation ("TransGlobe" or the “Company”) announces the termination of the Arrangement Agreement between TransGlobe and Caracal Energy Inc. (“Caracal”) dated March 15, 2014 (the "Arrangement Agreement"), the reintroduction of the proposed quarterly dividend announced on March 5, 2014, as well as plans to declare and pay a special dividend to shareholders.

Caracal advised TransGlobe that it had received an unsolicited cash offer to acquire all of the outstanding shares of Caracal from Glencore Xstrata plc. Caracal further advised TransGlobe that the unsolicited offer constituted a "Superior Proposal" under the terms of the Arrangement Agreement. Accordingly, Caracal has terminated the Arrangement Agreement and has paid TransGlobe the reverse termination fee of US$9.25 million in accordance with the terms of the agreement.

“We are extremely disappointed that such a great business combination has been scuttled before the shareholders of both TransGlobe and Caracal had the opportunity to enjoy the true potential of the assets of the combined Companies” commented Mr. Ross Clarkson- President & CEO of TransGlobe. “TransGlobe will continue with its core strategy, which is to continue to grow our Egypt business and looking for accretive opportunities to enhance shareholder value.”

The Company intends to proceed with obtaining the required approvals for the previously announced (and subsequently suspended) dividend of US$0.05/share per quarter to be paid from funds on hand. In addition the Company will seek the required approvals to pay a special dividend of US$0.10/share from the proceeds of the reverse termination fee. Declaration and the payment of the dividends are subject to stock exchange and bank lender approval. The timing of the declaration and payment of the dividends will be announced by the Company in due course.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's plans to issue a quarterly and a special dividend to shareholders. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company, including obtaining bank lender and regulatory approval for the payment of the proposed dividends. The ability of the Company to declare and pay dividends in the future are subject to factors which include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release regarding the Company's ability to pay dividends in the future, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com